082-35716

MAYER • BROWN

Mayer Brown LLP
1909 K Street, N.W.
Washington, D.C. 20006-1101

Main Tel (202) 263-3000
Main Fax (202) 263-3300
www.mayerbrown.com

Russell Joye
Direct Tel (202) 263-3192
rjoye@mayerbrown.com

December 2, 2008

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re: Ongoing Compliance with Rule 12g3-2(b) Exemption for Bank Leumi

Dear Sir or Madam:

Bank Leumi le-Israel B.M. ("Bank Leumi") filed an application with the U.S. Securities and Exchange Commission regarding an exemption from the ongoing reporting requirements of the U.S. Securities Act of 1934, as amended pursuant to Rule 12g3-2(b) thereunder. Pursuant to this exemption, enclosed please find the translation of an Immediate Report of a Senior Office Holder who Ceased to Hold a Position, announced December 2, 2008.

Sincerely,

Russell Joye
Practice Group Assistant

Enclosure

Furnished pursuant to Rule 12g3-2(b)
Bank Leumi le-Israel B.M.
File No. 02-35116

Translation of Immediate Report

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

2 December 2008

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report of Senior Office Holder who Ceased to Hold a Position

Regulation 34(a) of the Securities (Periodic and Immediate Reports) Regulations, 1970

Note: In addition to the current Immediate Report, a Status Report regarding Senior Office Holders of the Bank reflecting the change has also been filed, as is required following a filing of this kind, pursuant to Regulation 34(d) of the Securities (Periodic and Immediate Reports) Regulations, 1970.

1. First Name: Menachem
   Surname: Friedman
   Type of Identity Number: Israeli I.D. Number
   Identity Number: 050700293
   Citizenship: Private individual with Israeli citizenship

2. Position no longer held: Executive Vice President

3. Date on which tenure ceased or will cease: 2 December 2008.
   Date on which tenure began: 1 April 2000.

4. To the best of the knowledge of the corporation, the retirement involves circumstances which require notification to the holders of the securities of the corporation:
   Further to the Immediate Report of 17 June 2008, the Bank has decided to dismiss Mr. Friedman, due to a serious breach of his fiduciary duty towards the Bank.
   It should also be noted that the Office of the State Attorney (Tel Aviv District) (Criminal) announced that it intends to file a serious indictment against Mr. Friedman in this regard (subject to a hearing).

5. Manner of ending of tenure: Dismissal.

6. The individual will not continue to fulfill any other role in the corporation.

7. The Senior Office Holder will not continue to be an Interested Person or Senior Office Holder of the corporation after his retirement.

8. Does the Company view the Director who retired as possessing accounting and financial expertise? N/A

9. Text of the notice of resignation of an External Director and reasons for resignation: N/A

10. Date and time at which the corporation first became aware of the matter being the subject of the report: 2 December 2008 at 10:30.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

END